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                           September 13, 2021

       J. Carney Hawks
       Chief Executive Officer
       Hawks Acquisition Corp
       600 Lexington Avenue, 9th Floor
       New York, NY 10022

                                                        Re: Hawks Acquisition
Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed August 27,
2021
                                                            File No. 333-258264

       Dear Mr. Hawks:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 Filed August 27,
2021

       Description of Securities
       Private Placement Warrants, page 143

   1. We note your amended disclosure in response to comment 6 and reissue it in part. Please include a description
of the exclusive forum provision for your private warrants in the
                                                        Description of
Securities section.
 J. Carney Hawks
FirstName  LastNameJ.
Hawks Acquisition  CorpCarney Hawks
Comapany 13,
September  NameHawks
               2021     Acquisition Corp
September
Page  2    13, 2021 Page 2
FirstName LastName
Financial Statements
Notes to Financial Statements
Note 7. Stockholders' Equity, page F-14

2. We note your response to comment 5 regarding the accounting for your Public and Private
         Warrants as equity. Please specifically address the tender offer provision in section 4.5 of your warrant agreements filed as exhibits 4.4 and 4.5, and explain whether you believe there are any instances where a cash payment could be made to a warrant holder that is not in connection with a change of control of the Company.
General

3. We note that you have received indications of interest from your anchor investors to purchase units equal to your full offering amount, capped at 9.9% of the units in this offering per anchor investor. Please revise to disclose how many anchor investors have given you an indication of interest. In light of the number of indications of interest that you have received, please disclose whether you meet the public distribution requirements of the NYSE listing standards and if you do not, please disclose whether you intend to complete the offering even if you cannot list.
4. We note that each of the anchor investors is expected to enter into a separate agreement with the sponsor and certain of its members pursuant to which, each such investor will agree to purchase equity interests in the sponsor from such members representing an indirect beneficial interest in founder shares upon closing of the offering. Please file the form of the agreement between the anchor investors and the sponsor as an exhibit.
        You may contact Aamira Chaudhry at (202) 551-3389 or Rufus Decker at
(202) 551-
3769 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at
(202) 551-3222 with
any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Brian M. Janson